Exhibit 99.1

WIPRO Applying Thought July 8, 2016 The Manager - Listing BSE Limited (BSE: 507685) 022 22723121 The Manager - Listing National Stock Exchange of India Limited (NSE: WIPRO) 022 26598237 The Market Operations, NYSE, New York (NYSE: WIT) 0012126565780 Dear Sirs, Sub: Submission of Post-Buyback Public Announcement for Buyback of equity shares of Wipro Limited (“Company”) Pursuant to regulation 19(7) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 as amended, the Company has published Post-Buyback Public Announcement for the buyback of 4,00,00,000 (Four Crores) fully paid up equity shares of the Company of face value of Rs. 2 (Rupees Two only) each at a price of Rs. 625 (Rupees Six Hundred and Twenty Five only) per equity share on a proportionate basis from the equity shareholders of the Company as on the Record Date May 6, 2016, through the tender offer process. We are enclosing herewith copy of the Post-Buyback Public Announcement published on July 8, 2016 for your information and record. Thanking you, For Wipro Limited G Kothandaraman Head- Secretarial and Compliance ENCL: As above. Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore - 560035, India | Tel:+91 -80-2844 0011 Fax:+9180-2844 0054 | Website: www.wipro.com | Email: info@wipro.com | CIN No. L32102KA1945PLC020800

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035, India
Corporate Identification Number (CIN): L32102KA1945PLC020800; Phone: +91 80 2844 0011; Fax: +91 80 2844 0054;
Email: info@wipro.com; Website: www.wipro.com; Company Secretary: Mr. M Sanaulla Khan

POST BUYBACK PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED

This public announcement (the "**Post Buyback Public Announcement**") is being made in compliance with Regulation 19(7) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and subsequent amendments thereof (the "**Buyback Regulations**"). This Post Buyback Public Announcement should be read in conjunction with the Public Announcement dated April 21, 2016 (the "**Public Announcement**") and the Corrigendum to Public Announcement dated April 29, 2016 (the "**Corrigendum Public Announcement**"), and the Letter of Offer dated June 6, 2016 (the "**Letter of Offer**"). The terms used but not defined in this Post Buyback Public Announcement shall have the same meanings as assigned in the Public Announcement and the Letter of Offer.

1. THE BUYBACK

1.1. Wipro Limited (the "**Company**") had announced the Buyback of up to 4,00,00,000 (Four Crores) fully paid-up equity shares of face value of Rs. 2/- each ("**Equity Shares**") from all the existing shareholders/beneficial owners of Equity Shares holding Equity Shares as on the Record Date (i.e. May 6, 2016), on a proportionate basis, through the "Tender Offer" route at a price of Rs. 625/- per equity share payable in cash, for an aggregate amount of up to Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only) ("**Buyback Size**"). The Buyback Size is 6.2% of the paid-up equity share capital and free reserves as per the standalone audited balance sheet of the Company for the financial year ended March 31, 2016.

1.2. The Company has adopted Tender Offer route for the purpose of Buyback. The Buyback was implemented using the "Mechanism for acquisition of shares through Stock Exchange" notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015.

1.3. The Tendering Period for the Buyback Offer opened on Friday, June 17, 2016 and closed on Thursday, June 30, 2016.

2. DETAILS OF BUYBACK

2.1. 4,00,00,000 (Four Crores) Equity Shares were bought back under the Buyback, at a price of Rs.625/- per Equity Share.

2.2. The total amount utilized in the Buyback is Rs. 25,00,00,00,000/- (Rupees Two Thousand Five Hundred Crores Only).

2.3. The Registrar to the Buyback i.e. Karvy Computershare Private Limited ("**Registrar**"), considered 28,331 valid applications for 59,15,49,109 Equity Shares in response to the Buyback resulting in the subscription of approximately 14.79 times the maximum number of Equity Shares proposed to be bought back. The details of the valid applications considered by the Registrar are as follows:

Category	No. of Equity Shares Reserved in the Buyback	No. of Valid Applications	Total Equity Shares Validly Tendered	% Response
Reserved Category for Small Shareholders	60,00,000	25,222	22,09,486	37%
General Category for all other Equity Shareholders	3,40,00,000	3,109	58,93,39,623	1733%
Total	**4,00,00,000**	**28,331**	**59,15,49,109**	**1479%**

2.4. All valid applications were considered for the purpose of Acceptance in accordance with the Buyback Regulations and the Letter of Offer. The communication of acceptance/ rejection will be dispatched by the Registrar to the Buyback to the eligible Equity Shareholders, by July 8, 2016.

2.5. The settlement of all valid bids was completed by The National Securities Clearing Corporation Limited ("**NSCCL**") on July 7, 2016. The funds in respect of accepted Equity Shares were paid out to the respective Seller Members / custodians.

2.6. Demat Equity Shares accepted under the Buyback were transferred to the Company's demat account on July 7, 2016. The unaccepted demat Equity Shares were returned to respective Seller Members/custodians by the NSCCL on July 7, 2016.The unaccepted physical share certificates were dispatched to the registered address of the respective eligible Equity Shareholders on July 7, 2016.

2.7. The extinguishment of 4,00,00,000 Equity Shares accepted under the Buyback, comprising

2.7.1. 3,98,02,931 Equity Shares in dematerialized form are currently under process and shall be completed by July 8, 2016.

2.7.2. 1,97,069 Equity Shares in physical form are currently under process and shall be completed by July 8, 2016.

The Company, and its respective directors, accept full responsibility for the information contained in this Post Buyback Public Announcement and also accept responsibility for the obligations of the Company laid down under the Buyback Regulations.

3. CAPITAL STRUCTURE AND SHAREHOLDING PATTERN

3.1. The capital structure of the Company, pre and post Buyback, is as under:

Sr. No.	Particulars	Pre Buyback		Post Buyback [(1)(2)]	
		No. of Shares	Amount (Rs. Lakhs)	No. of Shares	Amount (Rs. Lakhs)
1	**Authorized Share Capital**	2,91,75,00,000 Equity Shares of Rs. 2 each	58,350	2,91,75,00,000 Equity Shares of Rs. 2 each	58,350
		2,50,00,000 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	2,500	2,50,00,000 10.25% Redeemable Cumulative Preference Shares of Rs. 10 each	2,500
		1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150	1,50,000 10% Optionally Convertible Cumulative Preference Shares of Rs. 100 each	150
		Total	**61,000**	**Total**	**61,000**
2	**Issued, Subscribed and Fully Paid-up Share Capital**	2,47,07,13,290 Equity Shares of Rs. 2 each	49,414	2,43,07,13,290 Equity Shares of Rs. 2 each	48,614
		Total	**49,414**	**Total**	**48,614**

(1) Subject to extinguishment of 4,00,00,000 shares

(2) Excluding 14,263 equity shares allotted by the Company on July 1,2016 pursuant to exercise of employee stock options

3.2. Details of shareholders from whom Equity Shares exceeding 1% of the total Equity Shares bought back are as under:

Sr. No.	Name	Number of Equity Shares accepted under Buyback	Equity Shares accepted as a % of total Equity Shares bought Back	Equity Shares accepted as a % of total Post Buyback Equity Shares [(1)]
1	Azim Premji Trust	3,06,48,479	76.62%	1.26%
2	Azim Premji Philanthropic Initiatives Private Limited	7,73,378	1.93%	0.03%
	Total	**3,14,21,857**	**78.55%**	**1.29%**

(1) Excluding 14,263 equity shares allotted by the Company on July 1,2016 pursuant to exercise of employee stock options

3.3. The shareholding pattern of the Company, pre and post Buyback, is as under:

Category of Shareholder	Pre Buyback		Post Buyback [(1)(2)]	
	Number of Shares	% to the existing Equity Share capital	Number of Shares	% to post Buyback Equity Share capital
Promoter and Promoter Group	1,81,20,22,464	73.34	1,78,06,00,607	73.25
Foreign Investors (Including ADRs, Non-Resident Indians, FIIs, FPIs, Foreign Nationals, and Overseas Corporate Bodies)	34,79,67,073	14.08	65,01,12,683	26.75
Financial Institutions/Banks, NBFCs & Mutual Funds	11,07,61,695	4.48		
Others (Public, Bodies Corporate, Clearing Members, Trusts and HUF)	19,99,62,058	8.10		
Total	**2,47,07,13,290**	**100.00**	**2,43,07,13,290**	**100.00**

(1) Subject to extinguishment of 4,00,00,000 shares

(2) Excluding 14,263 equity shares allotted by the Company on July 1,2016 pursuant to exercise of employee stock options

4. MANAGER TO THE BUYBACK

JM FINANCIAL

JM Financial Institutional Securities Limited,
7th Floor, Cnergy, Appasaheb Marathe Marg, Prabhadevi, Mumbai – 400 025, India.
Tel: +91 22 6630 3030; Fax: +91 22 6630 3330; Contact Person: Ms. Lakshmi Lakshmanan
Email: wipro.buyback@jmfl.com; Website: www.jmfl.com; SEBI Registration Number: INM000010361
Corporate Identity Number: U65192MH1995PLC092522

5. DIRECTOR'S RESPONSIBILITY

As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Post Buyback Public Announcement or any other information advertisement, circular, brochure, publicity material which may be issued and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited

Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji Chairman and Managing Director (Director Identification Number (DIN): 00234280)	**Rishad A Premji** Executive Director and Chief Strategy Officer (Director Identification Number (DIN): 02983899)	**Jatin P Dalal** Chief Financial Officer	**M Sanaulla Khan** Company Secretary (Membership Number: F4129)

Date: July 7, 2016
Place: Bangalore